CM 9/1

BB 9/2

SEC 04019790 OMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33201

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mitchell Capital Management, Inc.
F.K.A. First Balboa Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3187-D Airway Avenue
(No. and Street)

Costa Mesa, CA 92626
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James E. Mitchell (714) 432-5300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SWEEK, CONNOLLY & COMPANY
(Name – *if individual, state last, first, middle name*)

3080 S. Bristol Street, Suite 100 Costa Mesa, CA 92626
(Address) (City) (State) (Zip Code)

AUG 2 2004

PROCESSED
SEP 10 2004
THOMSON
FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

988

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James E. Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mitchell Capital Management, Inc., as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KARLEEN D. MONROE
Commission # 1278083
Notary Public - California
Orange County
My Comm. Expires Sep 23, 2004

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MITCHELL CAPITAL MANAGEMENT, INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

June 30, 2004

MITCHELL CAPITAL MANAGEMENT, INC.

June 30, 2004

TABLE OF CONTENTS

Sweek Connolly & Company
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Mitchell Capital Management, Inc.

We have audited the accompanying statement of financial condition of Mitchell Capital Management, Inc. as of June 30, 2004, and the related statements of income and comprehensive income, changes in stockholder's equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mitchell Capital Management, Inc. as of June 30, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information section is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sweek Connolly & Company

Costa Mesa, California
August 5, 2004

3080 South Bristol, Suite 100, Costa Mesa, California 92626 • (714) 434-6000 • (800) 499-1729 • Fax (714) 434-6940
www.sweekconnolly.com

MITCHELL CAPITAL MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

June 30, 2004

ASSETS

ALLOWABLE ASSETS:		
Cash - City National Bank	$	46,796
Cash - Wedbush Securities, Inc.		13,021
Total cash		59,817
Investments		172,419
TOTAL ALLOWABLE ASSETS		232,236
NON-ALLOWABLE ASSETS:		
Prepaid insurance		782
Investments		29,490
TOTAL NON-ALLOWABLE ASSETS		30,272
	$	262,508

LIABILITIES AND STOCKHOLDER'S EQUITY

A.I. INDEBTEDNESS:		
Accounts payable and accrued expenses	$	1,416
STOCKHOLDER'S EQUITY:		
Common stock, no stated value; 100,000 shares authorized; 24,500 shares issued and outstanding		24,500
Additional paid-in capital		244,077
Retained earnings (deficit)		(55,137)
Accumulated other comprehensive income		47,652
TOTAL STOCKHOLDER'S EQUITY		261,092
	$	262,508

See accompanying notes to financial statements.

MITCHELL CAPITAL MANAGEMENT, INC.

STATEMENT OF INCOME AND COMPREHENSIVE INCOME

For The Year Ended June 30, 2004

REVENUE:		
Commission revenue	$	4,269
OPERATING EXPENSES:		
Salaries		4,500
Clearance charges		3,039
Dues and subscriptions		1,488
Insurance expense		782
Office Expense		1,248
Payroll tax expense		458
Professional services		10,200
Regulatory fees		840
Taxes and licenses		25
Medical expenses		2,000
TOTAL OPERATING EXPENSES		24,580
LOSS FROM OPERATIONS		(20,311)
PORTFOLIO INCOME:		
Interest income		6
Dividend income		13,935
Gain on sale of investments		66
TOTAL PORTFOLIO INCOME		14,007
LOSS BEFORE PROVISION FOR TAXES		(6,304)
PROVISION FOR INCOME TAXES		800
NET LOSS		(7,104)
OTHER COMPREHENSIVE INCOME:		
Unrealized gain on investments		15,910
COMPREHENSIVE INCOME	$	8,806

See accompanying notes to financial statements.

MITCHELL CAPITAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For The Year Ended June 30, 2004

	Common Stock	Additional Paid-in Capital	Net Retained Earnings (Deficit)	Accumulated Other Comprehensive Income
Balance at July 1, 2003	$ 24,500	$ 190,132	$ (48,033)	$ 31,742
Net loss for the year	-	-	(7,104)	-
Cash contributed by shareholder	-	52,000	-	-
Assets contributed by shareholder	-	1,945	-	-
Change in net unrealized gain on investments	-	-	-	15,910
	$ 24,500	$ 244,077	$ (55,137)	$ 47,652

See accompanying notes to financial statements.

MITCHELL CAPITAL MANAGEMENT, INC.

STATEMENT OF CASH FLOWS

For The Year Ended June 30, 2004

INCREASE (DECREASE) IN CASH

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(7,104)
Adjustments to reconcile net loss to net cash consumed by operating activities:		
Gain on sale of investments		(66)
Changes in assets and liabilities:		
Decrease in commissions receivable and other receivable		466
Decrease in prepaid insurance		782
Increase in accounts payable and accrued expenses		824
NET CASH CONSUMED BY OPERATING ACTIVITIES		(5,098)
CASH FLOWS FROM INVESTING ACTIVITIES		
Sale of investments		3,905
Purchase of marketable securities		(12,239)
NET CASH CONSUMED BY INVESTING ACTIVITIES		(8,334)
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash contributed by shareholder		52,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		52,000
NET DECREASE IN CASH		38,568
CASH, BEGINNING OF YEAR		21,249
CASH, END OF YEAR	$	59,817

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Supplemental disclosures

Cash paid during the year for:		
Interest	$	-
Income taxes	$	800

Noncash investing and financing activities

On September 11, 2003, the shareholder contributed marketable securities to the Company. Refer to Note 4 in the notes to financial statements for details.

See accompanying notes to financial statements.

MITCHELL CAPITAL MANAGEMENT, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

For The Year Ended June 30, 2004

BALANCE AT BEGINNING OF YEAR	$	- 0 -
CHANGE DURING THE YEAR		- 0 -
BALANCE AT END OF YEAR	$	- 0 -

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the state of California maintaining its office in Costa Mesa, California, and is subject to a minimum net capital requirement of $100,000 under SEC Rule 15c3-1. The Company operates pursuant to the (K)(2)(i)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. To date, the Company's business has consisted of a general securities business, except municipals and options, on a fully disclosed basis.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Federal and State Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial reporting and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - INVESTMENTS

Investments at June 30, 2004, are classified as available-for-sale in accordance with FASB Statement No. 115 and presented at fair market value. Market values at June 30, 2004, are as follows:

Aggregate cost	$	154,579
Gross unrealized gain		47,330
Market value	$	201,909

Investments at June 30, 2004, are as follows:

		Cost		Market Value
Preferred stock:				
Case Pomeroy & Co., 1,223 shares Series A 10% Cumulative	$	7,664	$	9,784
Case Pomeroy & Co., 13 shares 6% Cumulative		53		101
Fresenius National Medical Care Holdings, Inc., 249 shares Pfd 6%		17,342		15,936
Common stock:				
ASA International Ltd., 550 shares		2,515		2,475
Bogue Electric, 7,500 shares		469		375
Crowley Maritime Corp., 1 share		1,250		1,160
Getty Realty Corp., 4,200 shares		76,976		105,672
Price Legacy Corp., 2,600 shares		37,553		47,996
United Mobile Homes Inc., 1,400 shares		10,757		18,410
	$	154,579	$	201,909

The increase in net unrealized holding gain on available-for-sale securities that has been included in shareholder's equity for the year ended June 30, 2004, is $15,910.

The first-in, first-out method is used to determine the cost of each security at the time of sale.

MITCHELL CAPITAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

June 30, 2004

NOTE 3 - PROVISION FOR INCOME TAXES

The provision for income taxes for the year ended June 30, 2004, consists of the following:

Taxes currently payable -		
Federal	$	-
State		800
	$	800

The deferred tax asset and liability at June 30, 2004, include the following:

Deferred tax asset	$	20,154
Deferred tax liability		(4,030)
		16,124
Valuation allowance		(16,124)
	$	-

The deferred tax asset results primarily from net operating loss carryforwards which may be applied against future taxable income. The deferred tax liability results primarily from unrealized holding gains on marketable securities. A valuation allowance has been recorded, as the Company does not expect to realize future tax benefits from the net operating losses. The increase in the valuation allowance for the year ended June 30, 2004, is $7,061.

For tax purposes, the Company has $103,345 and $52,632 of unused federal and California operating loss carryforwards from the year ended June 30, 2004 that expire in various years through June 30, 2024 and June 30, 2014, respectively.

MITCHELL CAPITAL MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS

June 30, 2004

NOTE 4 - ASSETS CONTRIBUTED FROM SHAREHOLDER

On September 11, 2003, the Company received 500 shares of common stock of Seven J Stock Farm, Inc. as a contribution from shareholder. Accordingly, the stock has been recorded at the fair market value of $1,945 and additional paid-in capital has been increased.

NOTE 5 - CASH CONTRIBUTED FROM SHAREHOLDER

On October 10, 2003, the Company received $12,000 and on June 24, 2004, $40,000 as a contribution from shareholder. No additional shares of stock in the Company are to be issued.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to a $100,000 minimum capital requirement under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of June 30, 2004, the aggregate indebtedness to net capital ratio was .006 to 1 and the net capital was $229,695 which exceeds the required minimum capital by $129,695.

NOTE 7 - RELATED PARTY TRANSACTIONS

The sole shareholder and members of his family hold investment accounts at the Company. The commissions earned on the sales transactions in these accounts, during the year ended June 30, 2004, was $3,179.

The Company shares office space with several other entities controlled by the Company's sole shareholder. The rent is paid by the shareholder personally and the results of operations could be significantly different if it were to operate autonomously of the related entities.

SUPPLEMENTARY INFORMATION

MITCHELL CAPITAL MANAGEMENT, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

June 30, 2004

TOTAL STOCKHOLDER'S EQUITY	$	261,092
LESS NON-ALLOWABLE ASSETS:		
Prepaid insurance		782
Clearing deposit in excess of $10,000		1,125
Investments		29,490
NET CAPITAL	$	229,695

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

MINIMUM NET CAPITAL REQUIREMENT: ($100,000 or 6 2/3% of aggregate indebtedness, whichever is greater)	$	100,000
NET CAPITAL FROM ABOVE	$	229,695
NET CAPITAL IN EXCESS OF MINIMUM	$	129,695

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS	$	1,416
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.006:1
PERCENTAGE OF DEBT TO DEBT-EQUITY TOTAL COMPUTED IN ACCORDANCE WITH RULE 15c3-1(d)		N/A

MITCHELL CAPITAL MANAGEMENT, INC.

SCHEDULE II

RECONCILIATION OF NET CAPITAL

June 30, 2004

NET CAPITAL AS REPORTED IN UNAUDITED FOCUS REPORT PART IIA	$	202,311
ADJUSTMENTS TO INDEBTEDNESS		(415)
ADJUSTMENTS TO INVESTMENTS		11,045
ADJUSTMENTS TO HAIRCUTS ON SECURITIES		16,754
NET CAPITAL AS REPORTED IN AUDITED FINANCIAL STATEMENTS	$	229,695

THE COMPUTATION OF NET CAPITAL AS REPORTED IN THE UNAUDITED PART I AND PART IIA FILING DIFFERS FROM THE NET CAPITAL AS REPORTED IN THE AUDITED FINANCIAL STATEMENTS.

To the Board of Directors
Mitchell Capital Management, Inc.
Page Two

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at June 30, 2004, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used

Squeeh Connolly & Company

Costa Mesa, California
August 5, 2004